WesBanco

By all accounts, better.

Sterne Agee Investor Conference
Orlando, FL
February 12-14, 2012

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q as of March 31, 2011, June 30, 2011 and September 30, 2011, which are available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2010 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $5.5 billion
- Founded in 1870
- 32 banks/23 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 112 banking offices + Pittsburgh Business Loan Office
  - 122 ATM's
- Non-bank activities include:
  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco
By all accounts, better.

An Expanding Franchise in Contiguous Markets: 112 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Frankfort
Lexington
Huntington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

WesBanco
By all accounts, better.

Annual Performance Comparison

($ in thousands, except diluted earnings per share)	Dec 2009	Dec 2010	Dec 2011
Net Income	$18,700	$35,611	$43,809
Diluted Earnings Per Share	$ 0.70	$ 1.34	$ 1.65
Provision for Credit Losses	$50,372	$44,578	$35,311
Return on Average Assets	0.43%	0.66%	0.81%
Return on Average Tangible Equity	7.26%	11.72%	13.32%
Net Interest Margin (FTE)	3.36%	3.60%	3.66%
Efficiency Ratio	64.92%	60.89%	59.50%

Annual Return on Average Assets



2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.68%
1.59%
1.45%
1.67%
1.76%
1.09%
0.72%
0.43%
0.66%
0.81%
2007
2008
2009
2010
2011
ROAA: Pre-tax, Pre-provision
ROAA: GAAP

WesBanco
By all accounts, better.

Net Interest Margin & Efficiency Ratio



Net Interest Margin
Efficiency Ratio
3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
3.00%
70.00%
68.00%
66.00%
64.00%
62.00%
60.00%
58.00%
56.00%
Net Interest Margin
Efficiency Ratio
2007
2008
2009
2010
2011

WesBanco
By all accounts, better.

Summary – Capital Ratios %



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
11.41%
5.94%
14.46%
7.90%
12.37%
5.88%
13.20%
6.33%
14.32%
6.68%
2007
2008
2009
2010
2011

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders in 1Q'11 and in 3Q'11 by 14.3% in total.
- Growth in tangible capital and regulatory capital ratios.
- Remained profitable each quarter throughout recession.
- 2011 produced the highest loan production increase in 5 years.
  - 44% production increase in commercial loans compared to 2010.
- Shifted deposit mix from higher rate CD's to low and non-interest bearing demand products.
- Combined Trust and Securities Brokerage business under single leadership structure.
- Private banking platform created.

WesBanco
By all accounts, better.

Targeted M&A

- History of successful consolidations.
- WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.
- Limited FDIC-assisted transactions expected, but plenty of moderately distressed banks and “tired” management teams, as well as healthy banks.
- Management, technology/back office and capital/liquidity strength to compete for deals of interest.
- Current stock valuation provides for upside potential for acquired bank’s shareholders.

Wealth Management Services

- $3.0B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust and Brokerage under one management team.
- 10 locations in WV & OH
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$16.2
$14.9
$13.7
$15.8
$17.2
$3.1
$2.4
$2.7
$2.9
$3.0
$2.4
$2.6
$4.2
$4.6
$4.4
2007
2008
2009
2010
2011

WesBanco Trust and Investment Services

WesBanco
By all accounts, better.

Economic Benefits of WV

- WV reported a surplus of revenue over expense for the latest fiscal year.
- State of WV recently implemented legislation to reduce Business Franchise and Corporate Net Income Taxes over several years.
- WV reports stable home prices over the past five years.
- WV reports 7.9% unemployment rate vs. the 8.5% national average at 12/31/11.

WSBC West Virginia and Ohio Marcellus/Utica Shale Opportunity

Marcellus Shale Regional Coverage



MI
Erie
NY
PA
NJ
IN
OH
Pittsburgh
Harrisburg
Philadelphia
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

WesBanco (112 Branches)

WV and OH Marcellus Shale Opportunity(1)



HBAN
WesBanco
UBSI
BBT
PNC
JPM
UCFC
PEBO
SMMF
Farmers NBC
0.0%
4.0%
8.0%
12.0%
16.0%
Deposit Market Share in WV and OH Marcellus Shale Counties

Source: SNL Financial, U.S. Bureau of Land Management, Geology.com and Catskillmountainkeeper.org

(1) Includes 32 WV counties and 10 OH counties with viable natural gas extraction areas; Deposit data as of 6/30/11

WesBanco
By all accounts, better.

2012 Business Initiatives

- **Focus on DDA growth and continued liability mix.**
- **Focus on credit quality, impaired loan levels and reduce charge-offs as economy improves.**
- **Focus on organic loan growth, with an emphasis on business banking and C&I lending - $700 million goal for 2012.**
- **Pursue opportunities for activities related to Marcellus Shale.**
- **Continue to focus on wealth management and other fee-related opportunities.**
- **Opportunity for select acquisitions in footprint.**
- **Protect margin in continued low rate environment.**

WesBanco
By all accounts, better.

Peer Group – Price / 2012 Estimated Earnings



Price / 2012 Estimated Earnings (x) (1)
Median (Excl. WSBC):
12.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
13.5x
13.1x
12.8x
12.7x
12.4x
12.2x
11.8x
11.8x
11.4x
11.0x
11.0x
10.8x
10.5x
9.4x
FFBC
STBA
UBSI
CHCO
PRK
FNB
National Peers (2)
ONB
PEBO
FCF
CTBI
WSBC
FRME
MSFG

Source: FactSet Research Systems and SNL Financial; Market data as of 1/31/2012
(1) 2012E earnings estimates per First Call; SRCE earnings estimate not available
(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets

WesBanco
By all accounts, better.

Current Market Update

Market Performance – Cycle-to-Date


125.00%
100.00%
75.00%
50.00%
25.00%
0.00%
6/30/07
8/22/08
10/16/09
12/10/10
2/6/12
WesBanco, Inc. (-28.81%)
KBW Bank Index (-60.40%)
KBW Regional Banking Index (-41.35%)
S&P 500 Index (-10.58%)

Source: FactSet Research Systems
Source: FactSet Research Systems

Current Market Update

Market Performance – Since January 1, 2010



200.00%
180.00%
160.00%
140.00%
120.00%
100.00%
80.00%
60.00%
1/1/10
7/9/10
1/19/11
7/29/11
2/6/12
WesBanco, Inc. (70.18%)
KBW Bank Index (4.66%)
KBW Regional Banking Index (20.20%)
S&P 500 Index (20.56%)

Source: FactSet Research Systems

Source: FactSet Research Systems

Securities Portfolio – Quality & Liquidity

Securities = $1.61 B
~29.1% of total assets


US Govt. Agencies 12.3%
Agency Mortgage-Backed & CMOs, 52.0%
Municipals, 32.6%
Equities & Others, 3.1%

- Average tax-equivalent portfolio yield of 3.52% at 12/31/11.
- WAL approx. 5.2 years; modified duration 4.0%.
- Over 58% unpledged.
- No significant private label RMBS, equities or corporate/ABS securities.
- Net unrealized AFS securities gains of $18.0 million at 12/31/11: total portfolio gain of $46.6 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio

Total Portfolio Loans = $3.25 B

Comm. Real Estate = $1.69 B


Comm. & Ind., 13%
LHFS, 0.2%
Consumer, 8%
HELOC, 8%
Res. Real Estate, 19%
Comm. Real Estate, 52%
Const & Dev. 10%
Investor-owned 57%
Owner-occupied 33%

WesBanco
By all accounts, better.

Non-Accrual & Restructured Loans


($ in thousands)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2007
2008
2009
2010
2011
Non-Accrual
TDRs Accruing interest

WesBanco
By all accounts, better.

Net Charge-Offs vs. Provision for Loan Losses

($ in thousands)



Net Loan Charge-offs
Average Loans



WSBC
National Peers*
0.28%
0.24%
0.58%
0.80%
1.10%
1.61%
1.28%
1.75%
1.30%
1.34%
2007
2008
2009
2010
2011

- National Peer Group = Average of 81 of 99 banks nationwide with assets between $2-$10 B.
- Source: SNL Financial

WesBanco
By all accounts, better.

NPA + ≥ 90 PD Loans / Total Loans + OREO



WSBC
National Peers*
0.96%
1.15%
1.60%
2.48%
2.71%
4.77%
3.40%
5.13%
2.93%
3.83%
2007
2008
2009
2010
2011

- National Peer Group = Average of 41 of 99 banks nationwide with assets between $2-$10 B.
- Source: SNL Financial

WesBanco By all accounts, better.

Diversified Operating Non-interest Income*



Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$52.5
$57.3
$59.3
$60.4
$60.2
2007
2008
2009
2010
2011

- Non-interest income contributed 26% of 2011 YTD net revenue.
- Non-bank offerings (trust, insurance, securities) contributed $24 million in YTD 2011 revenue.
- Trust fees are up 8.5% year over year.
- Electronic banking income increased $1.6 million or 19% in 2011 compared to 2010.
- Service charges on deposits have leveled in the last ½ of 2011, after the 2010 implementation of the new overdraft regulations.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information relating to the calculation of this.

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Dec. 31, 2011	Dec. 31, 2010
Up 1% Rate Shock	+1.7%	+2.4%
Up 2% Rate Shock	+1.3%	+1.7%
Up 2% Rate Ramp	+2.0%	+2.3%
Down 1% Rate Shock	-3.5%	-2.9%
EVE Up 2% Rate Ramp	+12.4%	+4.4%
EVE Down 1% Rate Ramp	+5.3%	+4.1%

EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Investment Rationale

Performance, Stability, Diversity in Earnings and Capital Strength

- Financial performance indicates well-managed bank.
- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Excellent liquidity.
- Asset quality compares favorably with peers.
- Diverse earnings stream.
- Potential for improved stock price.

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market ($ millions)

December 31, 2011	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 459	$ 392	$ 851	26%
North Central WV	244	186	430	13%
Parkersburg	206	86	292	9%
Kanawha Valley	61	44	105	3%
Western PA	176	13	189	6%
Total East Markets	**$ 1,146**	**$ 721**	**$ 1,867**	**57%**
Central Ohio	525	146	671	21%
Southwest Ohio	299	140	439	14%
Southeast Ohio	148	120	268	9%
Total West Markets	**$ 972**	**$ 406**	**$ 1,378**	**43%**
Total Bank	**$ 2,118**	**$ 1,127**	**$ 3,245**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

December 31, 2012	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 760	$ 8,261	$ 4,024	$ 688	$13,733	15%
North Central WV	458	823	1,052	56	2,389	3%
Parkersburg	386	4,760	1,157	312	6,615	7%
Kanawha Valley	17	2,240	N/A	50	2,307	2%
Western PA	558	2,332	244	90	3,224	3%
Total East Markets	**$ 2,179**	**$ 18,416**	**$ 6,477**	**$ 1,196**	**$28,268**	**30%**
Central Ohio	1,277	16,342	13,595	203	31,417	33%
Southwest Ohio	979	19,090	8,911	943	29,923	32%
Southeast Ohio	700	3,644	428	146	4,918	5%
Total West Markets	**$ 2,956**	**$ 39,076**	**$ 22,934**	**$ 1,292**	**$66,258**	**70%**
Total Bank	**$ 5,135**	**$ 57,492**	**$ 29,411**	**$ 2,488**	**$94,526**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	2007	2008	2009	2010	2011
Total shareholder's equity	$ 580,319	$ 659,371	$ 588,716	$ 606,863	$ 633,790
Less: goodwill & other intangible assets	(276,730)	(267,883)	(288,292)	(285,559)	(283,150)
Tangible equity	$ 303,589	$ 391,488	$ 300,424	$ 321,304	$ 350,640
Total assets	$ 5,384,326	$ 5,222,041	$ 5,397,352	$ 5,361,458	$ 5,536,030
Less: goodwill & other intangible assets	(276,730)	(267,883)	(288,292)	(285,559)	(283,150)
Tangible assets	$5,107,596	$4,954,158	$5,109,060	$5,075,899	$5,252,880
Tangible equity to tangible assets	**5.94%**	**7.90%**	**5.88%**	**6.33%**	**6.68%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Net Revenue

($ in thousands)

	2007	**2008**	**2009**	**2010**	**2011**
Net Interest income	$ 119,313	$ 160,537	$ 158,372	$ 166,092	$ 169,365
Plus: Non-interest income	52,939	57,346	64,589	59,599	59,888
Less: Net securities gains and net gains/losses on other real estate owned and other assets	(382)	(159)	5,299	(766)	(327)
Net revenue	$ 172,634	$ 218,042	$ 217,662	$ 226,457	$ 229,580

Non-GAAP Financial Measures

Operating non-interest income

($ in thousands)

	2007	**2008**	**2009**	**2010**	**2011**
Non-interest Income	$ 52,939	$ 57,346	$ 64,589	$ 59,599	$ 59,888
Less: Net Securities gains	943	1,556	6,046	3,362	963
Less: net gains/losses on other real estate owned and other assets	(1,325)	(1,715)	(747)	(4,128)	(1,290)
Net operating non-interest income	$ 53,321	$ 57,505	$ 59,290	$ 60,365	$ 60,215

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	2007	2008	2009	2010	2011
Net income	$ 44,669	$ 38,117	$ 23,933	$ 35,611	$ 43,809
Plus: amortization of intangibles (1)	1,615	2,477	2,022	1,774	1,566
Net income before amortization of intangibles	$ 46,284	$ 40,594	$ 25,955	$ 37,385	$ 45,375
Average total shareholders' equity	$ 420,232	$ 594,001	$ 641,537	$ 605,742	$ 625,061
Less: average goodwill & other intangibles	(155,511)	(271,396)	(283,963)	(286,875)	(284,304)
Average tangible equity	$ 264,721	$ 322,605	$ 357,574	$ 318,867	$ 340,757
Return on average tangible equity	17.48%	12.58%	7.26%	11.72%	13.32%

(1) Tax effected at 35%.

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

ROAA: Pre-tax, Pre-provision and Pre-TARP *

($ in thousands)

	2007	2008	2009*	2010*	2011
Income before provision for income taxes and TARP*	$ 52,690	$ 42,610	$ 22,941	$ 39,961	$ 53,647
Provision for credit losses	8,516	32,649	50,372	44,578	35,311
Taxable equivalent adjustment	7,830	7,822	7,544	6,142	6,520
	69,036	83,081	80,857	90,681	95,478
Average assets	$ 4,100,797	$ 5,224,442	$ 5,566,183	$ 5,416,470	$ 5,440,243
ROAA	1.68%	1.59%	1.45%	1.67%	1.76%

WesBanco
By all accounts, better.

WesBanco®

By all accounts, better.